Filed pursuant to Rule 424(b)(7)

Registration No. 333-187085

SUPPLEMENT NO. 1 TO PROSPECTUS DATED MAY 8, 2013

Clean Energy Fuels Corp.

6,329,112 Shares of Common Stock

This supplement no. 1 modifies and supersedes certain information contained the prospectus dated May 8, 2013 of Clean Energy Fuels Corp., which is part of a Registration Statement on Form S-3 (File No. 333-187085) filed with the Securities and Exchange Commission relating to the offer and sale of securities by the selling stockholders named in the prospectus.  We will not receive any proceeds from the sale of shares being sold by the selling stockholders.

This supplement no. 1 should be read in conjunction with that prospectus, including any prospectus supplements thereto and all information incorporated by reference therein, and this supplement no. 1 is qualified by reference to the prospectus, any other prospectus supplement thereto and such incorporated information, except to the extent that the information provided by this supplement no. 1 modifies and supersedes the information in the prospectus or any other prospectus supplement. This supplement no. 1 is not complete without, and may not be delivered or utilized except in conjunction with, the prospectus dated May 8, 2013 with respect to the securities described in the prospectus, including any amendments or supplements thereto.

Investing in our securities involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” in Item 1A of our most recent Quarterly Report on Form 10-Q filed on May 8, 2013 (which document is incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus or in any supplement hereto before making a decision to invest in our securities. See “Where You Can Find More Information” below.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this supplement no. 1 is July 2, 2013.

This supplement no. 1 is being provided for the sole purpose of amending and restating the information about the selling stockholders that appears under the heading “Selling Stockholders” in the prospectus.  Such section of the prospectus is amended and restated in full as set forth below.

SELLING STOCKHOLDERS

Each of the selling stockholders, or their respective permitted transferees, pledgees, donees or their successors, may resell, from time to time, all, some or none of the shares of our common stock covered by this prospectus, as provided in this prospectus under the section entitled “Plan of Distribution” and in any applicable prospectus supplement.  However, we do not know when or in what amount the selling stockholders may offer their shares for sale under this prospectus, if any.

The following table, which was prepared based on information publicly filed or supplied to us by the selling stockholders, sets forth, with respect to each selling stockholder, the name of the selling stockholder, the number of shares beneficially owned by the selling stockholder and the number of shares to be offered by the selling stockholder pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock with respect to each selling stockholder, as adjusted to reflect the assumed sale of all of the shares of common stock offered under this prospectus by such selling stockholder. The ownership percentages indicated in the following table are based on 88,514,691 outstanding shares of our common stock as of May 1, 2013. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding (i) shares of common stock issuable upon conversion of the Convertible Notes held by that person, and (ii) shares of common stock that person otherwise has rights to acquire within 60 days of June 30, 2013. Such shares, however, are not deemed outstanding for the purpose of computing the percentage of ownership of any other person.  Beneficial ownership as shown in the following table has been determined in accordance with the rules of the SEC.

	Beneficial Ownership Prior to Offering		Number of Shares Offered	Beneficial Ownership After Offering
Name of Selling Stockholder	Number	Percentage	Hereby	Number	Percentage
Green Energy Investment Holdings, LLC (1)	5,379,745	5.7%	3,164,556	2,215,189	2.4%
Boone Pickens (2)	24,155,443	25.9%	3,164,556	20,990,888	22.5%

(1)                                  Green Energy Investment Holdings LLC (“GEIH”) directly owns $85 million aggregate principal amount of Convertible Notes, which may be converted into an aggregate of 5,379,745 shares of common stock, 3,164,556 of which are being registered under the registration statement of which this prospectus forms a part.  In addition to the 3,164,556 shares of common stock included in the table above with respect to GEIH, this prospectus may also be used by GEIH in connection with sales by it of up to an additional 3,164,556 shares of common stock that it may acquire in respect of the pledge referenced in footnote (2) below.  Green Equity Investors VI, L.P., a Delaware limited partnership (“GEI VI”), and Green Equity Investors Side VI, L.P., a Delaware limited partnership (“GEI Side VI”), are Members of GEIH.  GEIH holds the Convertible Notes for the benefit of its Members, GEI VI and GEI Side VI.  Based on their respective ownership percentages of GEIH, GEI VI may be deemed to be the beneficial owner of 3,370,770 shares of common stock underlying the Convertible Notes owned by GEIH, and GEI Side VI may be deemed to be the beneficial owner of 2,008,975 shares of common stock underlying the Convertible Notes owned by GEIH.  GEI Capital VI, LLC, a Delaware limited liability company (“GEIC”), is the general partner of GEI VI and GEI Side VI.  Green VI Holdings, LLC, a Delaware limited liability company (“Holdings”), is a limited partner of GEI VI and GEI Side VI.  Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), is the management company of GEI VI and GEI Side VI, the Manager of GEIH, and an affiliate of GEIC and Holdings.  LGP Management, Inc., a Delaware corporation (“LGPM”), is the general partner of LGP.  GEI VI and GEI Side VI, as the Members of GEIH, LGP, as the manager of GEIH and the management company of GEI VI and GEI Side VI, LGPM, as the general partner of LGP, GEIC, as the general partner of GEI VI and GEI Side VI, and Holdings, as a limited partner of GEI VI and GEI Side VI, directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed to have shared voting and investment power with respect to the shares of common stock issuable upon the conversion of the Convertible Notes owned by GEIH.  As such, they may be deemed to have shared beneficial ownership of such shares of common stock, which each disclaims except to the extent of its pecuniary interest therein.

Each of Messrs. John G. Danhakl, Peter J. Nolan, Jonathan D. Sokoloff, Jonathan A. Seiffer, John M. Baumer, Timothy J. Flynn, James D. Halper, Todd M. Purdy, Michael S. Solomon, and W. Christian McCollum either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP.  As such, Messrs. Danhakl, Nolan, Sokoloff, Seiffer, Baumer, Flynn, Halper, Purdy, Solomon, and McCollum may be deemed to have shared voting and investment power with respect to all shares beneficially owned by GEIH.  These individuals each disclaim beneficial ownership of the securities held by GEIH except to the extent of his pecuniary interest therein.  The address of GEIH and each of these individuals is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(2)                                  Mr. Boone Pickens is a founder of our Company and a member of our Board of Directors.  His beneficial ownership includes: (a) 18,139,720 shares owned directly by Mr. Pickens, 18,037,720 of which are pledged as collateral to or held in margin accounts with financial institutions, (b) $65 million aggregate principal amount of Convertible Notes, all of which are pledged as collateral under a loan agreement with GEIH and which may be converted into an aggregate of 4,113,923 shares of common stock, 3,164,556 of which are being registered under the registration statement of which this prospectus forms a part, (c) 651,800 shares of common stock issuable upon the exercise of stock options within 60 days of June 30, 2013, and (d) 1,250,000 shares of common stock purchasable by Mr. Pickens pursuant to an option with a third party.  In connection with a loan made by GEIH to Mr. Pickens, Mr. Pickens has pledged the Convertible Notes owned by him and relating to the 3,164,556 shares of common stock included with respect to Mr. Pickens in the table above as collateral to GEIH to secure the loan.  In the event of a foreclosure upon such collateral, this prospectus may be used by GEIH in connection with sales by it of the shares of common stock underlying such Convertible Notes.  The address of Mr. Pickens is c/o Clean Energy Fuels Corp., 3020 Old Ranch Parkway, Suite 400, Seal Beach, California 90740.